Exhibit 99.1

The Hague, January 9, 2007

AEGON opens Public & Regulatory Affairs Representative Office in Brussels

AEGON – one of the world’s leading providers of life insurance and pension products and services – has opened a Public & Regulatory Affairs Representative Office in Brussels.

The new office reflects AEGON’s acknowledgement of the growing number of public policy issues that impact the financial services sector in general and the life and pensions business in particular. Therefore AEGON is enhancing its commitment of being a reliable and knowledgeable partner in the process of developing sound government policies.

AEGON has appointed Patricia Plas as Director of Regulatory Affairs. In this new role, Ms. Plas will be primarily responsible for the development and implementation of AEGON’s Public & Regulatory Affairs strategy. Prior to joining AEGON, Ms. Plas spent the last three and a half years as Economics & Finance Director at the Comité Européen des Assurances (CEA), the insurance industry’s EU-level trade body. She was previously Director of the Financial Services Group of PricewaterhouseCoopers in Brussels.

“We are very pleased to welcome Patricia to this important role and to benefiting from her extensive knowledge and expertise in regulatory and public policy matters,” said Jos Streppel, CFO and member of the Executive Board of AEGON N.V. “As AEGON’s Public & Regulatory Affairs Representative to the relevant European Union bodies in Brussels, Patricia will further promote AEGON’s expertise in the regulatory process.”

ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension companies, and a strong provider of investment products. We empower our local business units to identify and provide products and services that meet the evolving needs of our customers, using distribution channels best suited to their local markets. We take pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 27,000 people. AEGON’s three major markets are the United States, the Netherlands and the United Kingdom. In addition, the Group is present in a number of other countries including Canada, China, Czech Republic, Hungary, Poland, Slovakia, Spain and Taiwan.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking and our ambition is to be the best in the industry.

CONTACT INFORMATION

Public & Regulatory Affairs Representative Office

Brussels, Belgium

Phone	+32 (0)22 234 63 78

For media inquiries	+31 (0)70 344 8344

E-mail	gca-ir@aegon.com

Group Corporate Affairs & Investor Relations

	The Hague, the Netherlands	Baltimore, the United States

Analysts & Investors	+31 (0)70 344 83 05	877 548 9668 (toll free – USA only) / +1 410 576 45 77

Media	+31 (0)70 344 83 44

E-mail	gca-ir@aegon.com	ir@aegonusa.com

Website	www.aegon.com

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